Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-191459

October 30, 2013

Qunar Cayman Islands Limited

Qunar Cayman Islands Limited, or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) the Prospectus Department of Goldman, Sachs & Co. at +1 (212) 902-1171, or by facsimile at +1 (212) 902-9316 or by e-mail at prospectus-ny@ny.email.gs.com; (ii) the Prospectus Department of Deutsche Bank Securities Inc. at +1 (800) 503-4611 or by email at prospectus.cpdg@db.com; or (iii) the Prospectus Department of Stifel, Nicolaus & Company, Incorporated at +1 (415) 364-2720 or by email at syndprospectus@stifel.com. You may also access our company’s most recent prospectus dated October 30, 2013 by visiting the SEC website at http://www.sec.gov/Archives/edgar/data/1551060/000119312513418520/d360161df1a.htm .

This free writing prospectus reflects the following amendments that were made in Amendment No. 5 and Amendment No. 6 to our company’s registration statement on Form F-1 (registration No. 333-191459), or Amendment No. 5 or Amendment No. 6, as the case may be, as filed via EDGAR with the SEC on October 30, 2013. All references to page numbers are to page numbers in the preliminary prospectus which forms part of Amendment No. 6.

COVER PAGE

The second and third paragraphs on the cover page have been replaced with the paragraphs below:

Prior to this offering, there has been no public market for the ADSs or our Class B ordinary shares. We anticipate that the initial public offering price of the ADSs will be between US$12.00 and US$14.00 per ADS.

Upon the completion of this offering, 303,344,804 Class A ordinary shares and 33,333,000 Class B ordinary shares of our company will be issued and outstanding, assuming that the underwriters do not exercise their over-allotment option to purchase additional ADSs. Each Class A ordinary share will be entitled to three votes and each Class B ordinary share will be entitled to one vote on all matters subject to shareholder vote. Upon completion of this offering, Baidu Holdings Limited, our controlling shareholder, will hold 185,202,519 Class A ordinary shares, which will represent 58.8% of our aggregate voting power, assuming that the underwriters do not exercise their over-allotment option to purchase additional ADSs.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

The third to fifth bullet points of the second paragraph on page ii have been replaced with the following:

•	excludes 32,069,818 Class B ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of US$1.1270 per share;

•	excludes 4,282,316 Class B ordinary shares reserved for future issuances under our 2007 Share Plan; and

•

excludes 52,846,154 Class B ordinary shares issuable upon the exercise of warrants held by Baidu, assuming US$4.33 as the reference price, being the same as the midpoint of the estimated public offering price range set forth on the cover of this prospectus and divided by the number of Class B ordinary shares an ADS represents, is used to determine the number of Class B ordinary shares issuable under the Zhixin Cooperation Agreement. See “History and Corporate Structure—Cooperation with Baidu on New Travel Platform—Share Warrants.”

PROSPECTUS SUMMARY

The disclosure under the heading “Our Challenges” on page 3 has been revised to include the bullet points below:

•	our ability to effectively implement the Zhixin Cooperation Agreement with Baidu;

•

our ability to manage risks associated with the warrants to be issued in connection with the Zhixin Cooperation Agreement with Baidu, including the potential liquidity constrains on us if Baidu elects to settle the warrants in cash;

The diagram on page 5 has been revised as set forth below:

THE OFFERING

The “Offering Price” on page 7 has been updated as set forth below:

We currently estimate that the initial public offering price will be between US$12.00 and US$14.00 per ADS.

The “Private Placement” on page 7 has been updated as set forth below:

In conjunction with, and subject to, the completion of this offering, Jaguarundi Partners, LLC, or Jaguarundi, a company incorporated in the State of Delaware and associated with David Bonderman, has agreed to purchase from us a certain number of Class B ordinary shares at a per share price equal to the initial public offering price of our ADSs divided by the number of ordinary shares represented by each ADS, for a total purchase price of US$5.0 million. Assuming the offering price of US$13.00 per ADS, being the same as the midpoint of the estimated public offering price range set forth on the cover of this prospectus, the number of Class B ordinary shares purchased in the private placement would be 1,153,846. This investment is being made pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under section 4(a)(2) of the Securities Act. See “Underwriting” for more information.

The “Ordinary shares outstanding immediately after this offering and the private placement” on page 8 has been updated as set forth below:

337,831,650 ordinary shares (or 342,337,050 ordinary shares if the underwriters exercise the over-allotment option in full), comprised of (i) 303,344,804 Class A ordinary shares, par value US$0.001 per share, and (ii) 34,486,846 Class B ordinary shares, par value US$0.001 per share (or 39,486,796 Class B ordinary shares if the underwriters exercise their over-allotment option in full), which includes 1,153,846 Class B ordinary shares issued and offered by us to Jaguarundi in connection with its investment in our Class B ordinary shares, but excluding 52,846,154 Class B ordinary shares issuable upon the exercise of warrants held by Baidu, assuming US$4.33 as the reference price, being the same as the midpoint of the estimated public offering price range set forth on the cover of this prospectus and divided by the number of Class B ordinary shares an ADS represents, is used to determine the number of Class B ordinary shares issuable under the Zhixin Cooperation Agreement. See “History and Corporate Structure—Cooperation with Baidu on New Travel Platform—Share Warrants.”

The “Use of proceeds” on page 9 has been updated as set forth below:

Our net proceeds from this offering and the investment by Jaguarundi in our Class B ordinary shares will be about US$134.2 million, assuming an initial public offering price of US$13.00 per ADS, the midpoint of the estimated public offering price range, and assuming no exercise of the underwriters’ over-allotment option. We will not receive any of the proceeds from the sale of ADSs by the selling shareholder.

We intend to use the net proceeds from this offering and the investment by Jaguarundi in our Class B ordinary shares for investment in our technology, infrastructure and product development efforts, expansion of our sales and marketing efforts, and general corporate purposes, including working capital needs and potential acquisitions (although we are not currently negotiating any such acquisitions).

See “Use of Proceeds” for more information.

RISK FACTORS

The risk factor under the heading “We have operated at a loss and we may not be profitable in the near future.” on page 15 has been replaced with the paragraph below:

        We have not achieved profitability. We may not be able to achieve profitability or avoid net losses in the future. Although our revenues have grown significantly in recent periods, such growth rates may not be sustainable and may decrease in the future. In addition, our ability to become profitable depends on various factors, including our ability to control our costs and expenses, which we expect will increase as we expand our business and invest more in product developments and sales and marketing. We may incur significant losses in the future for a number of reasons, including the significant non-cash expenses we may incur in connection with the exclusive right that Baidu granted to us to operate its new travel platform and the changes in fair value of the warrants we will issue to Baidu pursuant to the business cooperation framework agreement we entered into with Baidu on October 1, 2013, or the Zhixin Cooperation Agreement, and other risks described in this prospectus. As long as Baidu’s non-competition undertaking as provided in the Zhixin Cooperation Agreement are not terminated, Baidu has the option to settle all or part of the share warrants by share at the exercise price of zero, or by cash for a total price calculated based on the number of underlying Class B ordinary shares issuable under the share warrants and the public offering price of our Class B ordinary shares in this offering. Assuming all the warrants are exercisable without any downward adjustment and Baidu chooses to settle all of them in cash after January 15, 2015, 2016 or 2017, we would be required to pay approximately US$57 million, US$137 million or US$229 million to Baidu within three months upon Baidu’s exercise of its warrants in cash, which would materially and adversely affect our liquidity, financial position and cash flows. We may also need to fund such settlement amount through external borrowings, which may not be available to us on commercially favorable terms and may subject us to restrictive covenants, or equity offerings which may cause dilution to the existing shareholders. See “History and Corporate Structure—Cooperation with Baidu on New Travel Platform” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Zhixin Cooperation Agreement and Its Potential Impact on Our Results of Operations and Financial Condition.” We may further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If our revenues fail to increase at the rate we anticipate, or if our costs and expenses increase at a more rapid rate than our revenues, we may not be able to achieve profitability and may incur greater losses.

The risk factor below has been inserted on page 16:

We are subject to risks associated with the warrants to be issued to Baidu in connection with the Zhixin Cooperation Agreement

        Pursuant to the Zhixin Cooperation Agreement that we entered into with Baidu on October 1, 2013, we agreed to issue to Baidu, on the earlier of January 1, 2014 or the 15th day after the consummation of this offering, certain share warrants. See “History and Corporate Structure—Cooperation with Baidu on New Travel Platform—Share Warrants” for a detailed description of the terms of these warrants. The issuance and exercise of such warrants to be issued to Baidu may have material impact on our capital structure, financial condition and results of operations. For example:

•

the warrants are consideration for the exclusive operation rights under the Zhixin Cooperation Agreement and hence we may incur non-cash expenses in connection with the changes in fair value of the warrants. We account for these warrants as a liability until such time as the warrants are exercised, expired, or no longer potentially cash-settled. The fair value of the warrants will be affected by, among other things, the price of our ADSs. Changes in the fair value of the warrants will generally be recognized as either income or expenses in our statement of comprehensive income/loss during each reporting period or upon the date of the exercise of such warrants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Zhixin Cooperation Agreement and Its Potential Impact on Our Results of Operations and Financial Condition.”

•

the warrants issued to Baidu are exercisable for our Class B ordinary shares at the exercise price of zero, which would result in immediate and substantial dilution of the net tangible book value per ordinary share on our shareholders at that time if Baidu chooses to settle the warrants for share. Assuming all the warrants are exercisable and Baidu chooses to settle all of them in share, Baidu would acquire an additional 52,846,154 Class B ordinary shares to further increase its shareholding on us, assuming US$4.33 as the reference price, being the same as the midpoint of the estimated public offering price range set forth on the cover of this prospectus and divided by the number of Class B ordinary shares an ADS represents, is used to determine the number of Class B ordinary shares issuable under the Zhixin Cooperation Agreement.

•

the warrants issued to Baidu are also exercisable for cash, subject to certain exceptions. As long as Baidu’s non-competition undertaking as provided in the Zhixin Cooperation Agreement are not terminated and assuming all the warrants are exercisable without any downward adjustment and Baidu chooses to settle all of them in cash after January 15, 2015, 2016 or 2017, we would be required to pay approximately US$57 million, US$137 million or US$229 million to Baidu within three months upon Baidu’s exercise of its warrants in cash, which would materially and adversely affect our liquidity, financial position and cash flows.

The second paragraph under the heading “Competition could adversely affect us.” on page 18 has been replaced with the paragraph below:

        In connection with the Baidu Transaction in July 2011, Baidu agreed not to engage in certain businesses that may cause it to compete with us until Baidu ceases to hold 50% or more of the voting power attaching to our shares or July 2014, whichever is later. In addition, under the Zhixin Cooperation Agreement, Baidu agreed not to engage in certain businesses that may cause it to compete with us until the later of (i) the termination of the agreement, (ii) the termination of the business cooperation agreement set forth in “History and Corporate Structure—Baidu Transaction—Business Cooperation with Baidu”, and (iii) the date on which Baidu holds less than 50% of the voting power attaching to our outstanding shares. Once these non-compete agreements expire and if Baidu decides to enter into the same business as ours, our competitive landscape may change, and we may face increased competition.

The first paragraph under the heading “Claims by third parties that we infringe on their intellectual property rights or that our website or TSPs’ web outlets hosted by us contain errors or false or misleading information could lead to government administrative actions and result in significant costs and have a material adverse effect on our business, results of operations and financial condition.” on page 25 has been replaced with the paragraph below:

        We cannot be certain that our operations or any aspects of our business do not or will not infringe upon patents, copyrights, know-how or other intellectual property rights held by third parties. We have been in the past, and may be from time to time in the future, subject to legal proceedings, claims or government administrative actions relating to the intellectual property rights of others, including alleged infringement by certain of our technology upon third parties patents. For example, our group buying channel may contain pictures that infringe upon the copyrights of third parties, and our website may contain other parties’ proprietary information such as hotel reviews. If we are found to have infringed on the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Moreover, regardless of whether we successfully defend against such claims, we could suffer negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

The first paragraph under the heading “Baidu will be able to control the outcome of a large number of shareholder actions in our company.” on page 26 has been replaced with the paragraph below:

        Baidu currently holds 61.05% of our ordinary shares. Upon completion of this offering and the investment by Jaguarundi in our Class B ordinary shares, assuming the underwriters do not exercise their over-allotment option, Baidu will hold 54.8% of our total outstanding ordinary shares, representing approximately 58.8% of our voting power due to our dual-class ordinary share structure. In addition, we agreed to issue to Baidu warrants to acquire 52,846,154 Class B ordinary shares, assuming US$4.33 per share as the reference price, being the same as the midpoint of the estimated public offering price range set forth on the cover of this prospectus and divided by the number of Class B ordinary shares an ADS represents, is used to determine the number of Class B ordinary shares issuable under the Zhixin Cooperation Agreement. As long as Baidu’s non-competition undertakings discussed below are not terminated, Baidu has the option to settle all or part of the share warrants by share at the exercise price of zero, or by cash for a total price calculated based on the number of underlying Class B ordinary shares issuable under the share warrants and the public offering price of our Class B ordinary shares in this offering. See “History and Corporate Structure—Cooperation with Baidu on New Travel Platform—Share Warrants.” As long as Baidu holds a majority of our voting power, it has the ability to control shareholder actions through ordinary resolutions under Cayman Islands law, our amended and restated memorandum and articles of association and Nasdaq requirements. Baidu will have sufficient voting power to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding ordinary shares.

The second and third paragraphs under the heading “We may have conflicts of interest with Baidu and, because of Baidu’s controlling ownership interest in our company, may not be able to resolve such conflicts on favorable terms for us.” on page 27 has been replaced with the paragraphs below:

        Business cooperation arrangements. In 2012 and the first six months of 2013, approximately 51% and 51%, respectively, of our web user traffic came from various channels through Baidu, including Baidu’s web page search service, directory navigation site and map service. During the same periods, 36% and 15%, respectively, of our web user traffic from Baidu was purchased by us, and 64% and 85%, respectively, was redirected to us free of charge, including both user traffic from organic search results and user traffic redirected to us pursuant to our business cooperation agreement and other related agreements with Baidu prior to this offering. In addition, we entered into the Zhixin Cooperation Agreement with Baidu in October 2013, pursuant to which we are granted an exclusive right to operate Baidu’s new travel platform and are guaranteed certain minimum number of page views generated from the users of such new travel platform for an initial term starting from the earlier of January 1, 2014 or the 15th day after the consummation of this offering until the end of 2016, subject to an automatic renewal for seven years unless agreed otherwise by both parties. So long as Baidu continues to control us, we may not be able to bring a legal claim against Baidu in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

        In addition, the implementation of certain provisions of the Zhixin Cooperation Agreement, such as the method in calculating traffic statistics and the tracking system adopted to calculate the benchmark revenue, are subject to further discussions and agreement between us and Baidu, which may not be resolved on favorable terms to us. Furthermore, the Zhixin Cooperation Agreement provides that any dispute should be resolved through arbitration in Hong Kong, provided that we and Baidu have agreed to submit any claim of breach of the agreement to a review committee which shall be composed of (i) two members from Baidu’s senior management who are not in charge of the products concerned by the Zhixin Cooperation Agreement and (ii) one independent director from us. The review committee may decide that a breach of the agreement has occurred by a simple majority vote and upon such a decision, we shall remedy the breach within the timeframe provided in the Zhixin Cooperation Agreement. If we are determined to breach the agreement and fail to remedy the breach within one month of Baidu’s written notice, Baidu is entitled to exercise any issued warrants that are exercisable or would become exercisable in the six months following the termination had the performance of the agreement continued as originally agreed. If we are determined to breach the agreement and such breach materially and adversely affects the interests of Baidu, Baidu is entitled to receive a cash amount equal to the larger of three times of (A) the value amount of the warrants already exercisable or exercised plus the revenue Baidu is entitled to receive under this agreement; and (B) the value amount of the remaining issued warrants held by Baidu, which cash compensation would range from US$343.5 million, assuming such material breach occurs when half of the warrants issued to Baidu are exercisable or exercised, to no less than US$687 million, assuming such material breach occurs before January 15, 2015.

The first paragraph under the heading “Substantial future sales or the perception of sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.” on page 53 has been replaced with the paragraph below:

Sales of substantial amounts of our ordinary shares or ADS, including those issued upon the exercise of outstanding options, in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our ADSs and could impair our ability to raise capital through the sale of additional shares. Such sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Immediately after the completion of this offering and the investment by Jaguarundi in our Class B ordinary shares, we will have an aggregate of 337,831,650 ordinary shares issued and outstanding, including 33,333,000 Class B ordinary shares represented by 11,111,000 ADSs offered in this offering and 1,153,846 Class B ordinary shares issued and offered by us to Jaguarundi in connection with its investment in our Class B ordinary shares but excluding 52,846,154 Class B ordinary shares issuable upon the exercise of warrants held by Baidu, assuming US$4.33 as the reference price, being the same as the midpoint of the estimated public offering price range set forth on the cover of this prospectus and divided by the number of Class B ordinary shares an ADS represents, is used to determine the number of Class B ordinary shares issuable under the Zhixin Cooperation Agreement. See “History and Corporate Structure—Cooperation with Baidu on New Travel Platform—Share Warrants.” Our ADSs sold in this offering will be eligible for immediate resale in the public market without restrictions, except for any shares of our ADSs that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. Restricted securities held by our existing shareholders may also be sold in the public market in the future subject to the restrictions contained in Rule 144 under the Securities Act and applicable lock-up agreements. If any existing shareholders, or option holders or warrant holders after exercising their options or warrants, sell a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs could be adversely affected. See “Underwriting” and “Shares Eligible for Future Sale” for additional information regarding resale restrictions. Sales by our existing shareholders of a substantial number of shares in the public market, or the threat of a substantial sale, could cause the market price of our ADSs to decrease significantly.

The risk factor under the heading “Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.” on page 53 has been updated as set forth below:

        The public offering price per ADS will be substantially higher than the net tangible book value per ordinary shares issued prior to this offering. Purchasers of our ADSs offered in the offering will therefore incur an immediate and substantial dilution in the net tangible book value per ADSs from the initial public offering price. See “Dilution” for a complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering. In addition, you may experience further dilution if share options, warrants or other rights to purchase our ordinary shares that are outstanding or that we may issue in the future are exercised or converted, or if we issue additional ordinary shares at prices lower than our net tangible book value at the time of issuance. For instance, we agreed to issue to Baidu warrants to acquire 52,846,154 Class B ordinary shares, assuming US$4.33 as the reference price, being the same as the midpoint of the estimated public offering price range set forth on the cover of this prospectus and divided by the number of Class B ordinary shares an ADS represents, is used to determine the number of Class B ordinary shares issuable under the Zhixin Cooperation Agreement. See “History and Corporate Structure—Cooperation with Baidu on New Travel Platform—Share Warrants.”

The heading “You should not rely on the benchmark revenue information that we agreed with Baidu in a business cooperation framework agreement, which is subject to inherent uncertainties, when you make your investment decisions.” on page 54 has been revised as set forth below:

You should not rely on the benchmark revenue information that we agreed with Baidu in the Zhixin Cooperation Agreement, which is subject to inherent uncertainties, when you make your investment decisions.

The first sentence of the first paragraph under the heading “You should not rely on the benchmark revenue information that we agreed with Baidu in a business cooperation framework agreement, which is subject to inherent uncertainties, when you make your investment decisions.” on page 54 has been replaced with the sentence below:

In the Zhixin Cooperation Agreement we entered into with Baidu in October 2013, we agreed to use our best business efforts to achieve certain benchmark revenue during the initial term of the agreement, which will end on December 31, 2016.

The second paragraph under the heading “Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and the ADSs may view as beneficial.” on page 57 has been replaced with the paragraph below:

        Due to the disparate voting powers attached to these two classes of ordinary shares, we anticipate that immediately after this offering and the investment by Jaguarundi in our Class B ordinary shares, our existing Class A ordinary shareholders will collectively own approximately 96.3% of the total voting power represented by our outstanding ordinary shares, and our controlling shareholder Baidu alone will possess approximately 58.8% of the total voting power represented by our outstanding ordinary shares and will have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions such as a merger or sale of our company or our assets. Please also see “—Baidu will be able to control the outcome of a large number of shareholder actions in our company” in this section. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class B ordinary shares and ADSs may view as beneficial.

USE OF PROCEEDS

The first and second paragraphs on page 60 have been replaced with the paragraphs below:

Based upon an assumed initial offering price of US$13.00 per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus), we estimate that we will receive net proceeds from this offering and the investment by Jaguarundi in our Class B ordinary shares of approximately US$134.2 million if the over-allotment option is not exercised, and US$152.4 million if the over-allotment option is exercised, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. A US$1.00 increase (decrease) in the assumed initial public offering price of US$13.00 per ADS would increase (decrease) the net proceeds to us from this offering and the investment by Jaguarundi in our Class B ordinary shares by US$10.3 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

As of the date of this prospectus, we have not allocated any specific portion of the net proceeds of this offering for any particular purpose. We anticipate using the net proceeds of this offering for the following purposes.

•	approximately 30%, or US$40.3 million to invest in technology, infrastructure and product development efforts;

•	approximately 20%, or US$26.8 million to expand our sales and marketing efforts; and

•	the remaining amount to general corporate purposes, including working capital needs and potential acquisitions (although we are not currently negotiating any such acquisitions).

CAPITALIZATION

The “Capitalization” section starting on page 62 has been updated as set forth below:

The following table sets forth our total capitalization as of June 30, 2013:

•	on an actual basis; and

•

on a pro forma as adjusted basis to reflect (i) the automatic conversion of our outstanding redeemable Class A ordinary shares into Class A ordinary shares without redemption rights upon the completion of our initial public offering, and (ii) the sale of 33,333,000 Class B ordinary shares in the form of ADSs by us in this offering and the issuance and sale of 1,153,846 Class B ordinary shares in connection with the investment by Jaguarundi in our Class B ordinary shares at an assumed initial public offering price of US$13.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements, the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2013
	Actual		Pro forma as adjusted(1)
	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)
Mezzanine equity	998,666	162,718	—	—
Equity:
Ordinary shares (US$ 0.001 of par value per share; 800,000,000 shares authorized; 203,064,412 shares issued and outstanding as of June 30, 2013)	1,306	213	1,618	264
Additional paid-in capital	(342,757)	(55,847)	1,479,302	241,031
Accumulated other comprehensive loss	(17,196)	(2,802)	(17,196)	(2,802)
Accumulated deficit	(229,054)	(37,321)	(229,054)	(37,321)

Total shareholder’s (deficit) equity	(587,701)	(95,757)	1,234,670	201,172

Total capitalization(2)	410,965	66,961	1,234,670	201,172

(1)	Pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, accumulative deficit, accumulative other comprehensive loss and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	Assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$13.00 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$10.3 million.

DILUTION

The “Dilution” section starting on page 63 has been updated as set forth below:

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the assumed initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value was approximately US$67.0 million, or US$0.22 per ordinary share and US$0.66 per ADS as of June 30, 2013. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities, intangible assets and good will. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the proceeds we will receive from this offering and the sale of Class B ordinary shares to Jaguarundi, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2013, other than to give effect to our sale of the ADSs offered in this offering and our sale of Class B ordinary shares in connection with the investment by Jaguarundi at an assumed initial public offering price of US$13.00 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2013 would have been US$201.2 million, or US$0.60 per outstanding ordinary share, and US$1.80 per ADS. This represents an immediate increase in net tangible book value of US$0.38 per ordinary share and US$1.14 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$3.73 per ordinary share and US$11.20 per ADS, to investors purchasing ADSs in this offering.

The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	4.33	US$	13.00
Net tangible book value as of June 30, 2013		0.22		0.66
Pro forma net tangible book value		0.60		1.80
Increase in pro forma net tangible book value		0.38		1.14
Dilution in pro forma net tangible book value to new investors in this offering		3.73		11.20

A US$1.00 increase (decrease) in the assumed public offering price of US$13.00 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$10.3 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.03 per ordinary share and US$0.09 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.31 per ordinary share and US$0.91 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus and the number of ordinary shares issued and sold to Jaguarundi, and after deducting underwriting discounts and commissions and other offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering and the investment by Jaguarundi in our Class B ordinary shares is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes on the pro forma as adjusted basis described above as of June 30, 2013, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting estimated underwriting discounts and commissions and the estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Shares		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholder	303,344,804	89.8%	US$	391,202	72.4%	US$	1.29	US$	3.87
New investors	34,486,846	10.2%	US$	149,443	27.6%	US$	4.33	US$	13.00

Total	337,831,650	100.0%	US$	540,645	100.0%

(1)	Assumes an initial public offering price of US$13.00 per ADS, the midpoint of the estimated range of the initial public offering price.

A US$1.00 increase (decrease) in the assumed public offering price of US$13.00 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by US$11.5 million, US$11.5 million, US$0.03 and US$0.10, respectively, assuming the sale of 34,486,846 ADSs at US$13.00, the mid-point of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The preceding discussion and tables:

•

assume no exercise of options to purchase ordinary shares. As of June 30, 2013, there were 32,069,818 ordinary shares issuable upon exercise of options to purchase ordinary shares at a weighted average exercise price of US$1.1270 per share. To the extent outstanding options are exercised, new investors will experience further dilution;

•	are based on ordinary shares outstanding as of June 30, 2013; and

•

but excluding 52,846,154 Class B ordinary shares issuable upon the exercise of warrants held by Baidu, assuming US$4.33 as the reference price, being the same as the midpoint of the estimated public offering price range set forth on the cover of this prospectus and divided by the number of Class B ordinary shares an ADS represents, is used to determine the number of Class B ordinary shares issuable under the Zhixin Cooperation Agreement. See “History and Corporate Structure—Cooperation with Baidu on New Travel Platform—Share Warrants.”

HISTORY AND CORPORATE STRUCTURE

The first and second paragraphs under the heading “Business Cooperation with Baidu” on page 69 have been replaced with the paragraphs below:

Pursuant to several business cooperation agreements, we and Baidu agreed to cooperate in the following aspects:

Products and Services Integration. We and Baidu agreed to integrate certain products and services and maintain such integration for a period of three years starting from July 2011. Subject to certain exceptions, Baidu agreed to, among other things, (i) display our contents and a hyperlink to our website as the most prominently displayed search result on Baidu’s box search in response to user searches for airline tickets or hotels, which obligations will be suspended from the earlier of January 1, 2014 or the 15th day after the consummation of this offering until the end of 2016, pursuant to the Zhixin Cooperation Agreement entered into between Baidu and us in October 2013, and (ii) use our content on a non-exclusive preferred supplier basis for specific hotel data for display of any hotel information page made available on Baidu Map geo-data platform on Baidu’s websites, and provide us with Baidu’s “Brand Zone” service, which will enable our banner advertisement to be displayed in response to user searches for Qunar or any derivative or variant thereof on Baidu’s websites. All of the abovementioned services are provided to us free of charge.

The second to fourth paragraphs under the heading “Cooperation with Baidu on New Travel Platform” on page 70 have been replaced with the paragraphs below:

Exclusive Right to Operate: We and Baidu have agreed to further enhance our cooperation in the online travel business through deepening integration. Leveraging its technologies and expertise accumulated over the years, Baidu has been developing certain new search products, such as the “Zhixin” platform and other products, or, the Cooperation Platform. The “Zhixin” platform is a designated area in a prominent position on the web search result page on Baidu.com with enhanced functions such as interactive fields that allow users to conduct additional searches or make purchases. Subject to certain exceptions, Baidu agreed to grant us the exclusive right to operate the Cooperation Platform for travel-related search results, and we may offer links to various travel-related products, including links to our website, such as airline tickets, hotels and certain commercial package tour products provided through the Cooperation platform. Capitalizing on the expertise we have accumulated from focusing on travel-related search services, we believe we can attract more users, both on Baidu’s website and our own website, by providing high-quality travel information in a user-friendly fashion through the Cooperation platform, which we believe will contribute to our business growth, further enhance our brand name and solidify our market position as the leading search-based commerce platform in China. We also intend to leverage the Cooperation Platform to promote offerings on our mobile platform. Under this agreement, we will operate the Cooperation Platform provided by Baidu and use our best business efforts to generate P4P and display advertising revenues from the links and advertising spaces on the Cooperation Platform operated by us. Baidu will be entitled to 76% of the difference between the revenues we generate from the Cooperation Platform and the benchmark revenue as agreed for each year of the initial term, which benchmark revenue shall be RMB1,910 million in the aggregate for the initial term of the agreement. As this agreement relates to new products and future efforts, we and Baidu will continue to finalize certain implementation details related to performance of the agreement, including measures to provide Baidu with real-time access to user activity data and methods to track user traffic.

Traffic Guarantee: Baidu agreed to guarantee the minimum page views generated from users of the Cooperation Platform, which will be no less than 2,190 million page views per year for the year 2014, 2015, respectively, and no less than 2,196 million page views for 2016. For any year during the initial term through the end of 2016, if we fail to meet the applicable benchmark revenue, and Baidu fails to fulfill 90% of the applicable minimum traffic guarantee, the number of underlying Class B ordinary shares issuable upon exercise of the relevant batch of warrants with respect to that year would be adjusted downward in proportion to the deficit of the benchmark minimum traffic guarantee.

Share Warrants: We agreed to issue to Baidu, on the Effective Date, certain share warrants. The total number of Class B ordinary shares for which Baidu may subscribe under the share warrants is calculated by dividing US$229 million with the public offering price of our Class B ordinary shares in this offering or the fair market price of our Class B ordinary shares on the Effective Date if we fail to complete the IPO before January 1, 2014, subject to adjustment based on the actual traffic provided by Baidu and the revenues generated on or derived from the Cooperation Platform. The share warrants are exercisable by Baidu as to 25% from January 15, 2015, 35% from January 15, 2016 and 40% from January 15, 2017 and will expire on December 31, 2019. As long as Baidu’s non-competition undertaking discussed below is not terminated, Baidu has the option to settle all or part of the share warrants by share at the exercise price of zero, or by cash for a total price calculated based on the number of underlying Class B ordinary shares issuable under the share warrants and the public offering price of our Class B ordinary shares in this offering or, if we fail to complete the IPO before January 1, 2014, the fair market price of our Class B ordinary shares on the Effective Date. Otherwise, Baidu can only choose to settle a portion of share warrants by share at the exercise price of zero to enable it to hold up to 49.9% of our voting power and the remaining share warrants must be settled by cash based on a price that equals the higher of our public offering price per Class B ordinary share set forth on the cover of this prospectus or the average closing sales price per Class B ordinary share on Nasdaq for the ten days preceding the settlement. Assuming all the warrants are exercisable and Baidu chooses to settle all of them in cash, we would be required to pay US$229 million to Baidu within three months upon Baidu’s exercise of its warrants in cash. The Class B ordinary shares issuable upon the exercise of the warrants are freely transferable and we agreed to cause such shares or ADSs representing such shares to be registered with the U.S. Securities and Exchange Commission promptly upon Baidu’s request for such registration.

The seventh paragraph under the heading “Cooperation with Baidu on New Travel Platform” on page 71 has been replaced with the paragraph below:

Termination: Baidu may terminate the Zhixin Cooperation Agreement if, among other things, (i) we breach the agreement and fail to remedy the breach within one month of Baidu’s written notice, in which case Baidu is entitled to exercise any issued warrants that are exercisable or would become exercisable in the six months following the termination had the performance of the agreement continued as originally agreed; (ii) we breach the agreement and such breach materially and adversely affects the interests of Baidu, in which case Baidu is entitled to receive a cash amount equal to the larger of three times of (A) the value amount of the warrants already exercisable or exercised plus the revenue Baidu is entitled to receive under this agreement; and (B) the value amount of the remaining issued warrants held by Baidu, and such cash compensation would range from US$343.5 million, assuming the material breach occurs when half of the warrants issued to Baidu are exercisable or exercised, to no less than US$687 million, assuming the material breach occurs before January 15, 2015. Both we and Baidu may terminate the agreement if the other party enters into bankruptcy, liquidation or similar events or if a PRC authority requires termination of the agreement. Subject to settlement of dispute through arbitration as provided in the Zhixin Cooperation Agreement, we and Baidu have agreed to submit any claim of breach of the agreement to a review committee which shall be composed of (i) two members from Baidu’s senior management who are not in charge of the products concerned by the Zhixin Cooperation Agreement and (ii) one independent director from our company. The review committee may decide that a breach of the agreement has occurred by a simple majority vote and upon such a decision, we shall remedy the breach within the timeframe provided in the agreement.

The diagram on page 72 has been revised as set forth below:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The last row of the table set forth on page 93 has been replaced with the following:

October 1, 2013(2)	7,736,876	0.01-6.5932	2.1896-4.3257	4.3333

Note (2) to the table set forth on page 93 has been updated as set forth below:

(2) The fair value of our ordinary shares on October 1, 2013 will be determined based on the offering price per ordinary share of this offering. Assuming an offering price of US$4.33 per share, being the mid-point of our estimated price range of this offering, we estimate that the fair value of options would be US$2.1896-4.3257 per option and the share-based compensation expense incurred in connection with the options effective on October 1, 2013 would be approximately RMB26.6 million for the three months ended December 31, 2013.

The first complete paragraph on page 97 under the heading “Modification on stock options” has been replaced with the paragraph below:

We believe that the implied increase in the fair value of our ordinary shares from US$2.7122 per ordinary share as of July 1, 2013 to US$ 4.33 as of October 1, 2013, being the same as the mid-point of the estimated price range as set forth on the cover page of this prospectus and divided by the number of Class B ordinary shares an ADS represents, was primarily attributable to the following factors:

The bullet point below has been inserted as the fourth bullet point under the paragraph above:

•

the overall appreciation in the market value of the shares of China-based publicly-traded companies, as a result of the further improved market sentiment towards those companies since July 2013. For instance, the Bloomberg China US Equity Index increased by 19.3% from July 1, 2013 to October 29, 2013.

The heading “Accounting treatment of the warrants to be issued to Baidu pursuant to the Zhixin Cooperation Agreement” on page 97 has been revised as set forth below:

Preliminary accounting treatment of the warrants to be issued to Baidu pursuant to the Zhixin Cooperation Agreement

The sentence below has been inserted at the beginning of the first paragraph under the heading “Accounting treatment of the warrants to be issued to Baidu pursuant to the Zhixin Cooperation Agreement” on page 97:

The accounting analysis below is preliminary and subject to change.

The paragraph below has been inserted on page 109:

Potential Impact on Our Liquidity As a Result of Settlement of the Warrants for Cash

Pursuant to the Zhixin Cooperation Agreement, we agreed to issue to Baidu, on the earlier of January 1, 2014 or the 15th day after the consummation of this offering, certain share warrants. See “History and Corporate Structure—Cooperation with Baidu on New Travel Platform—Share Warrants” for a detailed description of the terms of these warrants. The warrants issued to Baidu are also exercisable for cash, subject to certain exceptions. As long as Baidu’s non-competition undertaking as provided in the business cooperation framework agreement are not terminated and assuming all the warrants are exercisable without any downward adjustment and Baidu chooses to settle all of them in cash after January 15, 2015, 2016 or 2017, we would be required to pay approximately US$57 million, US$137 million or US$229 million to Baidu within three months upon Baidu’s exercise of its warrants in cash, which would materially and adversely affect our liquidity, financial position and cash flows. We may also need to fund such settlement amount through external borrowings, which may not be available to us on commercially favorable terms and may subject us to restrictive covenants, or equity offerings which may cause dilution to the existing shareholders.

The second paragraph under the heading “Foreign Exchange Risk” on page 111 has been replaced with the paragraph below:

To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs. Assuming we were to convert the net proceeds received in this offering into RMB, a 1.0% increase in the value of the RMB against the U.S. dollar would decrease the amount of RMB we receive by RMB8.2 million.

PRINCIPAL AND SELLING SHAREHOLDERS

The second paragraph on page 165 has been replaced with the paragraph below:

The calculations in the shareholder table below assume that there are 303,344,804 Class A ordinary shares and 34,486,846 Class B ordinary shares outstanding immediately after this offering. The total number of ordinary shares outstanding after the completion of this offering will be 337,831,650 assuming the underwriters do not exercise their over-allotment option and will be 342,337,050 assuming the underwriters exercise their over-allotment option.

The table set forth on page 165 has been updated as set forth below:

	Ordinary Shares Beneficially Owned Prior to This Offering		Class B Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering
	Number	Percent	Number	Percent	Number	Percent	Percent
Directors and Executive Officers:
Robin Yanhong Li	—	—	—	—	—	—	—
Chenchao (CC) Zhuang(1)	21,936,524	7.23	—	—	21,936,524	6.49	6.93
Sam Hanhui Sun	*	*	—	—	*	*	*
David Yongqiang Wu	*	*	—	—	*	*	*
Hesong Tang	—	—	—	—	—	—	—
Richard Jin Choon Lim(2)	19,026,616	6.27	—	—	19,026,616	5.63	6.04
Jixun Foo(3)	13,757,619	4.54	—	—	13,757,619	4.07	4.37
Denny Ting Bun Lee	*	*	—	—	*	*	*
Lei Zhang(4)	14,061,490	4.64	—	—	14,061,490	4.16	4.47
All directors and executive officers as a group	71,462,127	23.37	—	—	71,462,127	21.00	22.18

Principal and Selling Shareholders:
Baidu Holdings Limited(5)	185,202,519	61.05	—	—	185,202,519	54.82	58.82
Forlongwiz Holdings Limited(6)	21,739,649	7.17	—	—	21,739,649	6.44	6.90
GSR funds(7)	19,026,616	6.27	—	—	19,026,616	5.63	6.04
Michael Tong(8)	494,550	*	494,550	*	—	—	—

DESCRIPTION OF SHARE CAPITAL

The seventh paragraph under the heading “Registration Rights” on page 180 has been replaced with the paragraph below:

In addition, with respect to the warrants we agreed to issue to Baidu pursuant to the Zhixin Cooperation Agreement, we agreed to cause the Class B ordinary shares issuable upon the exercise of the warrants or ADSs representing such Class B ordinary shares to be registered with the U.S. Securities and Exchange Commission upon Baidu’s request for such registration.

SHARES ELIGIBLE FOR FUTURE SALE

The first paragraph on page 191 has been replaced with the paragraph below:

Upon completion of this offering and the investment by Jaguarundi in our Class B ordinary shares, we will have outstanding 11,495,615 ADSs representing 34,486,846 Class B ordinary shares, or approximately 10.2% of our 337,831,650 total outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. All outstanding ordinary shares prior to this offering are “restricted securities” as that term is defined in Rule 144 and may be sold only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act such as those provided in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Relevant disclosure under the heading “Rule 144” on page 191 has been updated as set forth below:

(i)	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 3,378,317 ordinary shares immediately after this offering; and

The second paragraph under the heading “Private Placement” on page 200 has been replaced with the paragraph below:

Jaguarundi has agreed, subject to certain customary exceptions, not to, for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives on behalf of the underwriters, offer, sell, contract to sell, announce the intention to sell, issue, pledge, lend, grant or purchase any option, right or warrant for the sale of, or otherwise dispose of or transfer, any of our ordinary shares acquired in its investment. As a result of this private placement, Jaguarundi is expected to hold 0.3% of our ordinary shares on a fully diluted basis upon the completion of this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs.

EXPENSES RELATING TO THIS OFFERING

The table set forth on page 208 has been replaced with the table below:

Securities and Exchange Commission registration fee	US$	23,989
Financial Industry Regulatory Authority, Inc. filing fee	US$	27,333
NASDAQ Global Market listing fee	US$	125,000
Printing and engraving expenses	US$	550,000
Legal fees and expenses	US$	2,500,000
Accounting fees and expenses	US$	1,145,000
Miscellaneous*	US$	500,000

Total	US$	4,871,322

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2010, 2011 AND 2012

The seventh paragraph on page F-46 under the heading “20. Events (unaudited) subsequent to the date of the report of the independent registered public accounting firm” has been replaced with the paragraph below:

On October 1, 2013, the Company and Baidu, Inc. entered into a business cooperation framework agreement (the “Cooperation Agreement”) for an initial term starting from the earlier of January 1, 2014 or the 15th day after the consummation of the initial public offering (the “Effective Date”), until December 31, 2016, subject to an automatic renewal for seven years unless agreed otherwise by both parties. Under the Cooperation Agreement, Baidu, Inc. will grant the Company the exclusive right to operate the travel-related “Zhixin” platform and “Intermediate Page” platform (the “Cooperation Platform”) to be launched by Baidu, Inc. before December 31, 2013 in relation to airline tickets, hotels and certain commercial package tour products provided through the PC Internet until December 31, 2016. The Cooperation Platform is a designated area in a prominent position on the web search result page on Baidu.com with enhanced functions such as interactive fields that allow the user to conduct additional searches or make purchases. Baidu, Inc. has agreed to guarantee the minimum page views generated from users of the Cooperation Platform to be at least 2,190 million page views per year for the year ending December 31, 2014 and 2015, and at least 2,196 million page views for the year ending December 31, 2016, respectively. The Company will operate the Cooperation Platform provided by Baidu, Inc. and use best business efforts to achieve benchmark revenue in the aggregate amount of RMB1,910,000 during the initial term of the agreement, and Baidu, Inc. will be entitled to 76% of the revenues in excess of such benchmark revenue.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2013

The sixth paragraph on page F-67 under the heading “15. Subsequent events” has been replaced with the paragraph below:

On October 1, 2013, the Company and Baidu, Inc. entered into a business cooperation framework agreement (the “Cooperation Agreement”) for an initial term starting from the earlier of January 1, 2014 or the 15th day after the consummation of the initial public offering (the “Effective Date”), until December 31, 2016, subject to an automatic renewal for seven years unless agreed otherwise by both parties. Under the Cooperation Agreement, Baidu, Inc. will grant the Company the exclusive right to operate the travel-related “Zhixin” platform and “Intermediate Page” platform (the “Cooperation Platform”) to be launched by Baidu, Inc. before December 31, 2013 in relation to airline tickets, hotels and certain commercial package tour products provided through the PC Internet until December 31, 2016. The Cooperation Platform is a designated area in a prominent position on the web search result page on Baidu.com with enhanced functions such as interactive fields that allow the user to conduct additional searches or make purchases. Baidu, Inc. has agreed to guarantee the minimum page views generated from users of the Cooperation Platform to be at least 2,190 million page views per year for the year ending December 31, 2014 and 2015, and at least 2,196 million page views for the year ending December 31, 2016, respectively. The Company will operate the Cooperation Platform provided by Baidu, Inc. and use best business efforts to achieve benchmark revenue in the aggregate amount of RMB1,910,000 during the initial term of the agreement, and Baidu, Inc. will be entitled to 76% of the revenues in excess of such benchmark revenue.